FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2024

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant’s name into English)

5140 Yonge Street, Suite 1900
Toronto, Ontario
Canada M2N 6L7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished Herewith (and incorporated by reference herein)

Exhibit No.    Description

99.1	Press Release, dated July 24, 2024, with respect to Celestica Inc.'s financial results for the quarter ended June 30, 2024

The information contained in Exhibit 99.1 of this Form 6-K is not incorporated by reference into any registration statement (or into any prospectus that forms a part thereof) filed by Celestica Inc. with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: July 24, 2024	By:	/s/ Douglas Parker
Douglas Parker
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.    Description

99.1	Press Release, dated July 24, 2024, with respect to Celestica Inc.'s financial results for the quarter ended June 30, 2024